FILE NO. 82.4521

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड [redacted] epartment
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Madame Cama Marg,
-285 5348

03007442

SUPPL

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

जा. क्रमांक / No. : CO/S&B/VR/2003/ 467.

दिनांक / तारीख / Date : 12.02.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2002-2003

RECD S.E.C.
FEB 14 2003
1086

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/449 dated the 12.02.2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Encl. : a/a.

dlw 3/19

FILE NO. 82.4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2003/449 12.02.2003

Dear Sir,

RECD S.E.C.
FEB 14 2003
1086

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2002-2003

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, vide its notification No. DBS.ARS.No.397/08.21.002/2002-2003 dated 18th December, 2002 have appointed following 14 Audit Firms as Statutory Central Auditors for the Bank in terms of section 41(i) of the State Bank of India Act, 1955 until the next Annual General Meeting of the Bank:-

1. M/s B.M.Chatrath & Co., Kolkata
2. M/s Vyas & Vyas, Mumbai
3. M/s S.P.Chopra & Co., New Delhi,
4. M/s S.Viswanathan, Chennai,
5. M/s R.Devendra Kumar & Associates, Mumbai,
6. M/s O.P.Totla & Co., Indore,
7. M/s G.S.Mathur & Co., New Delhi,
8. M/s Nundi & Associates, Kolkata
9. M/s Venugopal & Chenoy, Hyderabad,
10. M/s K.S.Aiyar & Co., Mumbai,
11. M/s B.D.Bansal & Co., Amritsar,
12. M/s K.P.Rao & Co., Bangalore,
13. M/s Salarpuria Jajodia & Co., Patna,
14. M/s Phillipos & Co., Bangalore.

2. Out of the 14 firms, the following firms have been newly appointed for 2002-2003 Statutory Audit.

i) M/s B.M.Chatrath & Co., Kolkata
ii) M/s G.S.Mathur & Co., New Delhi,
iii) M/s K.P.Rao & Co., Bangalore,

3. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

SHARES & BONDS

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.